SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 5, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒              Form 40-F   ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐              No   ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 5, 2005	By:	/s/ FABRIZIO NARDI

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

DUCATI MOTOR HOLDING: ANNUAL SHAREHOLDERS MEETING

          Bologna, Italy, May 5, 2005 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced that, during the Shareholders Meeting held on May 5, 2005:

Ordinary meeting:

•	the financial statement at 31 December 2004 was approved;

•	the Group consolidated financial statements at 31 December 2004, already approved on 10 March 2005, was presented;

•

the new Board of Directors was appointed, composed of: Federico Minoli, Mauro Benetton, Massimo Bergami, David Bonderman, Abel Halpern, Andrea Lipparini, Paolo Pietrogrande, Dante Razzano, Giorgio Seragnoli, Giles Thorley, Ulrich Weiss;

•	authorization of a possible buy-back and subsequent disposals by the Company of its own shares was approved;

•

all following information have been given to the Shareholders and attendants: (i) merger of Ducati.com s.r.l. into Ducati Motor Holding S.p.A.; (ii) intercompany sale of Ducati Corse brand; (iii) adoption of the security document; (iv) stock option plan and other bonus; (v) bond refinancing and (vi) corporate governance structure adopted by the Company.

Extraordinary meeting:

•	a proposal to increase the share capital, excluding Shareholders’ pre-emptive rights to implement the employee stock option plan, was approved;

•	the adoption of the one-tier Company’s governance system was approved and the by-laws were consequently revised.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132 - Italy
Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com